

May 25, 2011

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

> **Re: Steel Dynamics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File No. 000-21719**

Dear Ms. Wagler:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Environmental and Other Contingencies, page 56

1.   We note your disclosure here, as well as in your Form 10-Q for the quarterly period ended March 31, 2011, that compliance with current environmental laws is not likely to have a materially adverse effect on your financial condition, results of operations or liquidity. Based on this disclosure, it is unclear if you believe there is a reasonable possibility that compliance with current environmental laws could have a material impact on your financial statements. With a view towards future disclosure, please tell us how you have considered this matter and, if applicable, provide us with your estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you cannot provide an estimate, please tell us why and what procedures you have in place to attempt to develop an estimate every quarter. In addition, please revise your future

filings to remove the word "adverse" from your disclosure as "material adverse effect" implies a different assessment of materiality than that described in SAB Topic 1.M.

<u>Item 8. Consolidated Financial Statements and Supplementary Data, page 61</u>

<u>Note 8. Commitments and Contingencies, page 88</u>

2.   We have the following comments on your disclosure:

- We note your statement that you cannot predict the outcome of any of your lawsuits or proceedings. With a view towards future disclosure, please tell us if there is a reasonable possibility that the outcome of your lawsuits or proceedings may have a material impact on your financial statements. If applicable, please provide us, and revise future filings to include, your estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you cannot provide an estimate, please tell us why and what procedures you have in place to attempt to develop an estimate every quarter.
- Please revise your future filings to remove the word "adverse" from your disclosure as "material adverse effect" implies a different assessment of materiality than that described in SAB Topic 1.M.
- With a view towards future disclosure, please tell us how you have considered the impact of your lawsuits and proceedings on your liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief